Interbrew

THE WORLD'S LOCAL BREWER

04035123

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

SUPPL

Leuven, 24 June 2004

SEC MAIL PROCESSING RECEIVED JUN 30 2004 WASH. D.C. 179 SECTION

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Catherine.noirfalisse@interbrew.com.

Very truly yours,

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

dw 7/2

pp. Catherine Noirfalisse
Senior Vice President Legal

Enclosure: press release

Interbrew

BECK'S

LION NATHAN

PRESS RELEASE

Interbrew and Lion Nathan agree on long term deal for Beck's®

Lion Nathan Australia further strengthens premium brand portfolio

Brussels, 24 June 2004

Interbrew and Lion Nathan Australia (Lion Nathan) have entered into an exclusive long term agreement in Australia for Lion Nathan to brew, distribute and market Interbrew's global premium beer, Beck's®, in Australia. The agreement supersedes an existing arrangement, which has been in place for more than three years.

Beck's® is a key brand for Lion Nathan in the fast growing premium segment, which now represents over 9 per cent of the Australian beer market. The agreement follows strong growth for Beck's® in Australia both on and off premise under Lion Nathan's stewardship.

Beck's®, Interbrew's global premium brand, is the number 1 German beer in the world and the fastest growing international brand. In the first quarter of 2004, Beck's® organic volume grew by more than 19 per cent worldwide. This German beer is sold in over 120 countries, with global sales volumes reaching 5 million hl 2003.

Commenting on the new arrangement, Lion Nathan Australia's Managing Director Andrew Reeves said, "*International brands have played an important role in the growth of the premium segment and we are proud of the progress we have made in bringing this outstanding brand to Australian beer drinkers.*"

"*Given this success, we were keen to secure the future of the brand in Australia. This important agreement enables Lion Nathan to develop and implement a long term strategy for Beck's® in Australia, which will fully realize the brand's potential. Beck's® offers significant growth prospects and we are delighted with the opportunity to take the brand to the next level,*" Reeves continued.

"*As the number of beers in the average beer drinker's portfolio increases, it is essential that we deliver a broad choice of beers, including local, national and international brands. This agreement is a key component of the Lion Nathan premium brand strategy going forward,"* added Reeves.

Interbrew Senior Vice President Global Exports & Licenses, Tony Desmet said, "*We are delighted with the work Lion Nathan has done on Beck's® for the past three years. This agreement further strengthens the already strong relationship we have in Australia, New Zealand and the United Kingdom. We are confident that the Lion Nathan-Interbrew partnership will continue to deliver significant mutual benefits* as Beck's® *grows in Australia."*

Beck's® is instantly recognisable by its crisp, fresh palate and slightly bitter aroma. These characteristics have made Beck's® a world class brand.

Interbrew is a publicly traded company (INTB – Euronext) based in Belgium. The company's origins date back to 1366, and today it is one of the leading global brewers. Interbrew's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting its consumers first. Interbrew has a portfolio of more than 200 brands, including Beck's®, Stella Artois®, Leffe®, Hoegaarden®, Staropramen® and Bass®. It employs nearly 50,000 people, and runs operations in 21 countries across the Americas, Europe and Asia Pacific. In 2003, the company realized a net turnover of more than 7 billion euro.

Recently, Interbrew and Companhia de Bebidas das Américas (AmBev), the world's fifth-largest brewer, agreed to establish InterbrewAmBev, the world's premier brewer, with a global market share of 14%. This combination will have an unparalleled global platform, capturing the number one or number two position in twenty key beer markets—more than any other brewer. InterbrewAmBev will focus its activities on Beck's®, Brahma® and Stella Artois®, its three global flagship brands.

The closing of the InterbrewAmBev combination has yet to occur.

Visit us on our website www.interbrew.com for more information.

Contact information for Lion Nathan

Investors:
Warwick Bryan
Investor Relations Director
Lion Nathan
Phone: +61 2 9290 6615
Mobile: 0419 699 149

Media
Warwick Bryan
Investor Relations Director
Lion Nathan
Phone: +61 2 9290 6615
Mobile: 0419 699 149

Contact information for Interbrew

Patrick Verelst
Vice President Investor Relations
Interbrew
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
E-mail: patrick.verelst@interbrew.com

Marianne Amssoms
Corporate Media Relations Director
Interbrew
Tel: +32-16-31-57-69
Fax: +32-16-31-59-69
E-mail: marianne.amssoms@interbrew.com